

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-mail
Mr. Michael Strambi
Chief Financial Officer
Telenav, Inc.
950 De Guigne Drive
Sunnyvale, California 94085

> **Re: Telenav, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 7, 2012**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2012**
> **Filed February 8, 2013**
> **File No. 001-34720**

Dear Mr. Strambi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of our results of operations

Sources of revenue, page 51

1. Please refer to the disclosure regarding the July 2012 amendment to your contract with Sprint (i.e., on page 52). We note that (A) Sprint is not obligated to continue bundling your navigation services after June 30, 2013 and (B) if Sprint were to continue to bundle your navigation services subsequent to this date, you may not receive meaningful

compensation for such distribution of your services. Based upon these disclosures, it appears that Sprint may have the option to continue to bundle your services subsequent to June 30, 2013; however, the amount or manner in which you are compensated for the bundling of your services may change after that date. If this is accurate, please tell us and disclose the basis upon which you will be compensated for any services that may be bundled with Sprint's offerings after June 30, 2013 and explain how the revised compensation structure differs from the "fixed-fee" structure under which the Sprint contract currently operates.

Liquidity and capital resources

Net cash provided by operating activities, page 64

2. Please refer to your disclosure regarding the net cash provided by operating activities for fiscal years 2012, 2011, and 2010. We note that your analysis of these cash flows primarily consists of quantification of net income, quantification of certain non-cash expenses, and quantification of the net change in operating assets and liabilities for each of the respective years. However, you have not provided any further analysis of the factors contributing to and/or reasons for the material changes in the reported net cash provided by operating activities. In this regard, we believe that you should expand your disclosure to cite, quantify, and analyze the specific items and/or factors that have contributed thereto. Please note that references to (A) your results of operations recorded on an accrual basis and (B) the changes in specific working capital line items presented on your balance sheets may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities. Therefore, please consider whether it would be appropriate to accompany any such references that may be included in your expanded disclosure with additional narrative disclosure that explains the reasons therefor. For example, for purposes of your comparative analysis of cash provided by operating activities for fiscal years 2012 and 2011, we believe that it would be appropriate for you to discuss (a) the timing and nature of cash receipts that resulted in the recognition of a significant deferred revenue balance at June 30, 2011, (b) the subsequent recognition of the deferred amounts as revenue during fiscal year 2012, (c) the reasons why a significantly smaller deferred revenue balance was reported at June 30, 2012, and (d) the underlying reasons for any material differences between the timing of cash receipts and subsequent recognition for the comparable periods. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and significant accounting policies

Revenue recognition, page F-8

3. Per your disclosure, you derive revenue from the delivery of customized software, as well as from royalties earned in connection with the distribution of this customized software in certain automotive navigation applications. In this regard, we note that you generally recognize the software customization revenue related to your on-board navigation solutions using the completed contract method, under which revenue is recognized upon delivery to and acceptance by the automobile manufacturer. Royalty revenue appears to be subsequently recognized as the software is reproduced and installed in vehicles, assuming that all other conditions for revenue recognitions have been met. Given the observations noted above, please tell us how you have determined that the delivery of the customized software and the subsequent installation of the customized software in automobiles (A) reflect the completion of separate earnings processes by you and (B) should result in separate revenue recognition periods. In this regard, your response should explain whether or not you are actively involved with the reproduction and/or installation of the on-board navigation software after it has been delivered, as well as your specific role in this process. In addition, please explain, in detail, what consideration was given to FASB ASC 985-605-25-24, in determining the appropriate method and timing of revenue recognition. Lastly, tell us the total amount of revenue that you recognized (A) in connection with the delivery of software and (B) as software royalties, for each of the last three fiscal years, as well as for the most recently completed interim reporting period

Note 6. Commitments and Contingencies

Contingencies, page F-18

4. A large portion of your disclosure is dedicated to providing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, appeals, and hearings. In addition, your disclosure includes a significant amount of legalese, including statements such as: "inter partes reexamination," "motion for leave to amend," "non-final first office action," "stipulation and proposed order to vacate case schedule to focus on early dispositive motions," and "quantum meruit." We believe your disclosure would be more useful to investors if it was focused on describing the current status of the cases, in plain English, rather than on the history of legal proceedings. Please revise as appropriate.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1. Summary of business and significant accounting policies

Description of Business, page 5

5. Since the first quarter of fiscal year 2013, the revenue and costs of revenue attributable to your products and your services have been presented separately on the face of your statements of operations. Based upon the revenue and cost of revenue amounts that have been reported, as well as disclosures elsewhere in your filing, it appears that your products and services may be expected to realize different long-term gross margins. Furthermore, certain of your risk factor disclosures (e.g., on page 19 of your Form 10-K) suggest that your primary products (i.e., automotive navigation products) and your primary services (i.e., LBS services) may have substantially different design and sales cycles. In this regard, it appears that your product and service offerings may require different resource planning and allocation strategies.

   As it appears that both your product operations and service operations could meet the definition of an operating segment – that is, as described at FASB ASC 280-10-50-1 – please tell us how you have determined that you continue operate as a single reportable segment. Your response should specifically explain whether or not you believe that your business is comprised of more than one operating segment and, if so, why you believe that your operating segments meet the aggregation criteria outlined in FASB ASC 280-10-50-11. As part of your response, please also tell us whether your chief operating decision maker reviews any performance measures beyond gross margin for purposes of evaluating the performance of your products and services.

Note 5. Commitments and Contingencies

Contingencies, page 10

6. Please refer to your disclosure regarding the complaint that Vehicle IP, LLC filed in the U.S. District Court for the District of Delaware on December 31, 2009. We note that both Verizon Wireless and AT&T appear to have sought indemnification or defense of the litigation by you, based upon their statuses as co-defendants. While you have explicitly disclosed that you are defending the case on behalf of AT&T, you do not disclose whether you plan to indemnify or defend the case on behalf of Verizon. Please revise your disclosure, accordingly. In addition, please tell us and disclose the impact that the "Motion" granted by the court on November 27, 2012 is expected to have on the disposition/resolution of this matter. In this regard, it appears that the Court's action

related to early case-dispositive "Motions for Summary Judgment of Noninfringement." However, it appears that (A) this legal matter was further "stayed" until May 27, 2013 and (B) you remain unable to estimate the effects of this legal matter on your financial condition, results of operations, and/or cash flows.

Note 10. Acquisition, page 15

7. We note that the acquisition of Local Merchant Services, Inc. (i.e., ThinkNear) resulted in the recognition of approximately $12.7 million in goodwill. Please tell us whether or not you have identified more than one reporting unit to which acquired assets – that is, including goodwill – will be assigned. If so, please also tell us the specific reporting unit(s) to which you plan to assign the goodwill, as well as the acquired developed technology, attributable to this acquisition.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 16

8. We note that the total service revenue reported for the three and six months ended December 31, 2012 decreased significantly relative to the amounts reported for the comparable periods of prior year. We also note that revenues generated from the services that you offer are expected to continue to decline in future reporting periods. Finally, we note that "cost of revenue" attributable to services did not decline in connection with the decreases in reported service revenue. Given the observations noted above, we believe that it may be appropriate for you to expand the disclosure in the "Overview" section of MD&A to discuss the extent to which you expect to be able to reduce the costs attributable to your service offerings, in order to partially or fully offset the anticipated decline in the respective revenue. Please revise your disclosure accordingly, or advise.

Results of Operations

Additional Key Metrics, page 23

9. We note that you have disclosed the total number of "end users" as of the periods ended December 31, 2012 and December 31, 2011. However, you do not separately quantify "paying end users as of period end" and "freemium offering end users as of period end," similar to the disclosure provided on page 59 of your fiscal year 2012 Form 10-K. In this regard, we believe that your disclosure would be significantly enhanced if you continued to separately disclose the number of paying end users at the end of each reporting period, as (A) doing so will provide relevant information regarding the impact that the growth in "freemium" subscribers, recent declines in the number of paying AT&T and T-Mobile subscribers, and changes to/trends in the mobile navigation market (e.g., changes to service offerings, market conditions, etc.) have had on the total number of paying end

users, if any, and (B) changes in the number of paying end users would appear to be more directly correlated with the changes in your reported revenue. Furthermore, if your disclosure of paying end users has historically included Sprint subscribers who are offered your services under the Sprint "fixed fee" arrangement, we believe that it also may be appropriate for the total number of these end users to be disclosed separately – particularly, as incremental increases in the total number of end users covered under this contract structure may not result in the recognition of additional revenue. Please revise your disclosure in all future filings.

10. In connection with the comment above, please tell us whether paying end users and/or total end users as of the end of each period includes those end users who have signed up for a free trial period. If so, please tell us, as well as clarify in your disclosure, whether these end users have been accounted for as paying or "freeium" end users. In this regard, please also consider whether it would be appropriate for you to separately disclose the total number of trial end users at the end of each period.

11. Please refer to the comparative analysis of your results of operations for the three and six months ended December 31, 2012 and December 31, 2011. We note that you separately quantify the variances in the amounts reported on the face of your statements of operations for the quarterly period and the year-to-date period. However, your disclosure oftentimes does not include separate explanations/discussions of the reasons for the variances in the amounts reported for the quarterly and year-to-date periods. Furthermore, the lack of a separate discussion of the variances in amounts reported for the quarterly and year-to-date periods appears to contribute to the limited quantification of the impact of the factors that have resulted in such variances. For the reasons cited above, we believe that it would be appropriate for you to revise your MD&A disclosure to discuss the variances in the amounts reported for the quarterly period and year-to-date period on a separate basis. In this regard, your revised disclosure should include sufficient identification, quantification, discussion, and analysis of the factors contributing to the variances realized for each of those periods. Please revise your disclosure accordingly, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief